FORM C-AR
Annual Company Report 2020
Brooklyn Heights Farm Residences, LLC

227.202 Ongoing Reporting Requirements

A company that has sold securities in a Regulation Crowdfunding offering is required to provide an annual report no later than 120 days after the end of its fiscal year. This report must be filed with the SEC, on EDGAR, using Form C-AR; and also posted on the issuer's website.

This annual report must include:

1) Financial statements for the fiscal year just ended, certified to be true and correct by the principal officer (*e.g.*, CEO). But if the company has financial statements that have been either reviewed or audited by an independent CPA – for example, because a bank or other creditor required them for a loan – then the company must provide those instead. In that case, the certification by the principal officer isn't required.

2) Updated versions of all the disclosures that were required by 227.201, paragraphs (a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s) and (x) on the original Form C.

A company may (but is not required to) stop preparing and filing annual reports when:

1) The company is required to file reports under Exchange Act Sections 13(a) or 15(d) (because it became a publicly-reporting company); or
2) The company has filed at least one annual report and has fewer than 300 holders of record of its securities; or
3) The company has filed at least three annual reports and has total assets that do not exceed $10 million; or
4) The company or another party purchases or repurchases all of the securities issued pursuant to Regulation Crowdfunding, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) The company liquidates or dissolves in accordance with state law.

A company that becomes eligible to stop preparing and filing annual reports and wishes to do so must file Form C-TR within five days of becoming eligible. In other words, if your company becomes eligible as soon as you file this report, then file the Form C-TR within five days of filing this report.

§227.201(a) – Basic Information About the Company

Name of Company	Brooklyn Heights Farm Residences, LLC
State of Organization (not necessarily where the company operates, but the State in which the Company was formed)	Delaware
Date Company Was Formed (from the Company's Certificate of Incorporation)	January 22, 2019
Kind of Entity (Check One)	_____ Corporation __X___ Limited Liability Company _____ Limited Partnership
Street Address	525 W 52nd St. #18FN New York, NY 10019
Website Address	www.s3rd.com

§227.201(b) – Directors and Officers of the Company

Company Instructions

This question asks for information about each person who is an officer or director of the company. By "officer," we mean a President, Vice-President, Secretary, Treasurer, Chief Financial Officer, Comptroller, or Chief Accounting Officer.

- Include anyone who serves in the role of an officer or director even if he or she doesn't have the title.
- If your company is a limited liability company, include any individual who is a manager.
- If your company is a general partnership, include any individual who is a general partner.
- Include information as of the end of the fiscal year.

Person #1

Name	Doug Maxwell	
All positions with the Company and How Long for Each Position	**Position:** Manager of S3RD LLC, the Managing Member	**How Long:** Since January 22, 2019
Business Experience During Last Three Years (Brief Description)	General business management including financial oversight and reporting, partner relations and sourcing support	
Principal Occupation During Last Three Years	Business Manager, S3RD LLC	
Has this Person Been Employed by Anyone Else During the Last Three Years?	__X__ Yes _____ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:** Insala, Ltd. 2005 NE Green Oaks Blvd, Ste 110, Arlington, TX 76006	**Business:** Software firm

Person #2

Name	Christopher Dierig	
All positions with the Company and How Long for Each Position	**Position:** Member of S3RD LLC, the Managing Member	**How Long:** Since Jan 22, 2019
Business Experience During Last Three Years (Brief Description)	Founder and principal of S3 Architecture, an architecture and design practice in New York	
Principal Occupation During Last Three Years	Principal, S3 Architecture LLC	
Has this Person Been Employed by Anyone Else During the Last Three Years?	__ Yes _X_ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:** N/A	**Business:** N/A

§227.201(c) – Each Person Who Owns 20% or More of the Voting Power
Company Instructions

This question asks for the name of each person who owns 20% or more of the voting power of the company.
- This should be based on ownership at the end of last fiscal year.
- If your company is a corporation, make the 20% calculation based on who has the right to vote for the election of directors.
- If your company is a limited liability company managed by its members, make the 20% calculation based on who has the right to make decisions.
- If your company is a limited liability company managed by one or more managers, the manager(s) typically hold the "voting power."
- If your company is a limited partnership, the general partner(s) typically hold the "voting power."

Name	Doug Maxwell
Name	Christopher Dierig

§227.201(d) – The Company's Business and Business Plan
About the Project

Brooklyn Heights Farm is a residential development on a historic farm on Brooklyn Heights Road in Rhinebeck, Dutchess County, in the Hudson River Valley of New York.[1] [2] This Agrihood conservation project on 1860's farm land will be built using modular and prefab construction, focusing on conservation, preservation and green building techniques.[3] [4] [5] [6] The land has already been subdivided into lots in preparation for the homes, with a conservation easement filed with Dutchess Land

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[1] https://www.google.com/maps/place/Brooklyn+Heights+Rd,+Rhinebeck,+NY/@41.9590284,-73.9631023,11z/data=!4m5!3m4!1s0x89dd74be589c2cdb:0x65a83a988b1d9ba3!8m2!3d41.959!4d-73.823024

[2] https://www.co.dutchess.ny.us/

[3] https://www.forbes.com/sites/trulia/2016/11/08/why-you-should-move-into-an-agrihood/#6c2d45a74672

[4] http://www.phius.org/home-page

[5] https://www.landtrustalliance.org/why-conserve-land

[6] http://www.constructionworld.org/7-benefits-prefabricated-construction/

Conservancy to protect the land in perpetuity.[7] Each lot respects the land characteristics, preserving open spaces, sight lines and natural beauty. In addition to the preservation of land, green building techniques including prefab construction and geothermal heating and cooling will be used.[8] The project is located just a ten-minute drive from an AMTRAK rail station and a twenty minute drive to the northernmost stop on the Metro North rail line from NYC.[9] [10]

The houses are planned to surround a common agricultural area that will be promoted for common benefit, such as an Agrihood concept working with local farmers, beekeepers, or others.

The developer, S3RD LLC ("S3 Residential Development" or the "Manager") has formed Brooklyn Heights Farm Residences LLC (the "Company") to complete the Project. S3 Architecture LLC is providing architectural design services for the Project. The principal of S3 Architecture is also a principal of S3 Residential Development. This close relationship helps to ensure a streamlined design and development process. This offering is to provide the required equity necessary to borrow construction funds and to build the first three houses on the land.

The first house to be built, Salisbury House, will be sited at the southernmost end of the property. The three bedroom/three bathroom 3,613 square foot house is under contract and under construction, located at the edge of a densely wooded parcel opening up to three natural ponds and open pastures beyond. Sustainable building techniques include a prefab foundation and modular construction along with geothermal heating and cooling.[11] The house is oriented to take full advantage of the natural setting with walls of windows opening to a multi-level deck and pool to promote indoor-outdoor living. Other planned features include oak hardwood flooring, open plan living, a kitchen and dining space complete with custom cabinetry, Miele appliances and a wood burning fireplace. A central two story entry hall will open to a den and guest bathroom and lead to two guest bedrooms, guest bath and a master suite upstairs.

A contract is in final stage of negotiations for Reed House, the second and smallest of the three houses. It will be located centrally amongst trees and open spaces and with a natural pond view. This three bedroom, two and a half bathroom house is envisioned as an open plan, single level house of 3,000 square feet and with warm modern finishes.

Barn Estate, the third house, is planned for a larger, pastoral lot which has both mountain views and plenty of room for private and agricultural uses. This 3,500 square foot house is expected to have similar spaces to Salisbury House including three bedrooms, three bathrooms, a den, second floor deck and attached garage. Other planned features include a recycled, engineered timber frame and green roof for sustainability, a generous double height open plan, a kitchen with custom cabinetry, a living space with a fireplace and views out past the pool to the pasture and Catskill Mountains beyond.

The expected Project timeline is 18 months from construction start through marketing and sales. The time frame from start to finish is shortened by the close relationship between S3 Architecture and S3 Residential Development, and by the use of modular construction. The Company anticipates six months

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[7] https://dutchessland.org/

[8] https://www.climatemaster.com/residential/how-does-geothermal-work

[9] https://www.amtrak.com/stations/rhi

[10] http://web.mta.info/mnr/html/mnrmap.htm

[11] http://www.modular.org/htmlpage.aspx?name=why_modular

to complete the design and construction process for each house and another six months for marketing and sales. The construction start of each house will be staggered by three months. See *Exhibit A: Project Numbers* which includes a detailed construction timeline.

The first house, Salisbury House, is currently under construction. The second house has approvals necessary and begins construction in April, 2020. Permits are in place for pre-construction preparations including laying the driveway and clearing the land. Houses two and three are in the architectural design phase with initial town approvals in place.

About the Developer

S3 Residential Development (the "Manager") is owned and operated by Doug Maxwell and Christopher Dierig. Doug and Christopher bring a significant depth of experience to the Project, having built projects together in Brooklyn, New York and Kentucky, focusing on value-add renovation and conversions. The team leverages long-time established relationships with construction, management, expediting, interior design and brokerage partners.

The firm designs in the New York urban and ex-urban context. These projects can be found in neighborhoods where departed industries present opportunity to salvage urban relics and imagine new occupancies. S3RD's sustainable design approach utilizes green, renewable materials and energy-efficient systems in construction, thereby doing its part in preserving the environment.

Christopher Dierig is also the principal of S3 Architecture, which he founded in 2005. S3 Architecture stands for the "Studio for Sustainable Shelter," and is an architecture, interior and urban design studio based in New York City.[12] Christopher is a Registered Architect in New York State, and a member of the US Green Building Council.[13] He has designed new buildings, interior renovations, historic building conversions and urban designs for residential, commercial, educational, retail, hospitality, and entertainment projects, both big and small. Notable projects include the Billiard Factory Lofts, Bleeker St. Townhouse, The Brooklyn Zinc and Bedford Cheese Shop.[14] [15] [16] [17] Christopher holds a Master's Degree in Architecture and Urban Design from Columbia University, and a Bachelor Degree in Architecture from the University of Kentucky. As part of his undergraduate studies, he studied architecture in Venice, Italy at Atelier Archittetura Veneziano.[18] Prior to launching S3 Architecture, Christopher worked in award-winning German, New York and Midwestern American architecture firms including D-ash Design, Fitzsimons Office of Architecture, Omni Architects and Architecture Büro Volf.[19] [20] [21] [22]

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[12] http://s3arc.com/

[13] https://new.usgbc.org/

[14] http://www.s3arc.com/the-billiard-factory-lofts.html

[15] http://www.s3arc.com/bleecker-street-townhouse.html

[16] http://www.s3arc.com/the-brooklyn-zinc.html

[17] http://www.s3arc.com/bedford-cheese-shop.html

[18] http://www.atelierarchitettura.net/

[19] https://www.dashdesign.net

[20] http://foarch.com

[21] http://www.omniarchitects.com

[22] http://www.miroslavvolf.de/







"In New York City we focus on preservation and rehabilitation of residential buildings. Our experience includes the conversion of Brooklyn brownstones, transforming often dis-used or abandoned buildings into modern residences with the intention of contributing to the vitality and historic character of the neighborhood. We're bringing this same experience and passion to New York's Hudson Valley project where we're protecting an historic farm from over-development."

Doug Maxwell leads business management for S3 Residential Development. Doug is a successful entrepreneur having launched and managed businesses in both creative and technical genres. His background provides a blend of business, design and technology focus to the firm. Previously, Doug founded Insala, which provides web-based talent development software to companies, and which now serves Fortune 1000 and 100 multinational corporations from offices in New York, London and Dallas. Doug continues to serve as CTO for Insala.[23] Doug's entrepreneurial passion remains evident in his application of cross-functional skills to all of his entrepreneurial ventures. Through his interest in architecture and design, Doug leads S3 Residential Development business operations, financial oversight, research and partner relations.

"We both grew up in rural areas before settling in New York City, so we're attracted to the rural and agricultural character of the Hudson Valley. When we discovered the 200 acre former dairy farm along Brooklyn Heights Road, we were immediately inspired. Given the history of the land and its relationship to the community, we wanted to develop the land in a way we could feel good about. We worked with Dutchess Land Conservancy – a non-profit conservation organization – to develop a preservation-focused plan which creates small building footprints while maintaining the open quality of the land."

About the Change

SMALL CHANGE INDEX™

MOBILITY		COMMUNITY		ECONOMIC VITALITY	
Urban location		Street life	✓	Underserved community	
Walkable	✓	Third Place	✓	Jobs Created	✓
Bike friendly	✓	Park or Plaza	✓	Incubator	
Business Corridor		Building reuse or infill	✓	Diverse workforce	
Public or other transit	✓	Affordable housing		Green features	✓
Fix your own transport		Fresh food access	✓	Even more green	✓
Transit oriented development		Minimized site disturbance	✓	Reduced parking	✓

[23] www.insala.com

About the Market

The project is located in the town of Rhinebeck in the Hudson River Valley of New York. The rural lifestyle, prime local produce, picturesque landscape, Catskill Mountains, restaurants and proximity to New York City and nearby hiking and skiing attractions combine to attract buyers from New York City.[24] [25] [26] [27] [28] [29] The Project's property with its rolling hills and multiple ponds is located just 5 miles from the quaint village of Rhinebeck - an attraction across the Hudson Valley.[30] Weekenders enjoy the foodie restaurants in Rhinebeck and surrounding villages in part because the Culinary Institute of America is based in Dutchess County.[31] The Hudson Valley area's houses and estates are home to many wealthy and famous.[32]

Given the rural nature of the area, there is very limited housing stock for would-be buyers. Properties tend to be either lower end or large estates, leaving little opportunity for the middle income buyer. There are very few contemporary properties available in the area, and as a result modern developments with contemporary design aesthetics have had success in surrounding areas, such as the Hudson Woods development in the Catskill Mountain area and nearby Milan Case Study.[33] [34] [35] [36]

The Project responds to this lack of inventory with parcels large enough to provide the buffer and privacy buyers want, proximity to great restaurants and culture, modern homes and rustic touches at a size and price point more affordable than the grand estates that are simply too large to appeal to most buyers. For a more detailed comparison to other nearby properties, see *Exhibit B: Comparable Properties*.

Key Deal Points

- **Desirable.** Country lifestyle located within 2 hours from New York City.
- **Scenic.** Large parcels of scenic land including woodlands, pastures, natural water features and mountain views.
- **Conservation.** Conservation and sustainability focused development preserving the natural land characteristics and open views.
- **Modern.** Houses designed with modernist design aesthetics.
- **Preferred returns.** Return paid quarterly throughout project timeline with an additional accrued return at project end.
- **Experience.** Development team has a proven history in New York development projects.

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[24] http://nymag.com/travel/weekends/rhinebeck/

[25] http://www.hvmag.com/Hudson-Valley-Magazine/December-2014/Top-10-Hudson-Valley-Ski-Areas/

[26] https://hikethehudsonvalley.com/

[27] https://www.businessinsider.com/second-home-buyers-and-tourists-leave-the-hamptons-for-hudson-valley-2017-2

[28] https://www.foodandwine.com/travel/restaurants/catskills-hudson-valley-restaurants-best

[29] https://www.wsj.com/articles/new-yorks-hudson-river-valley-a-weekend-home-buyers-guide-1431614695

[30] https://www.nytimes.com/1983/05/06/arts/rhinebeck-a-village-that-time-passed-by.html

[31] https://www.theinfatuation.com/new-york/guides/hudson-valley-restaurants

[32] https://www.nytimes.com/2015/03/08/realestate/hamptons-style-development-comes-to-the-hudson-valley.html

[33] https://www.nytimes.com/2017/06/16/realestate/hudson-valley-homes-upstate-new-york.html

[34] https://hudsonwoods.com/

[35] https://www.poughkeepsiejournal.com/story/news/local/2018/10/17/prices-up-11-6-tight-housing-market/1615813002/

[36] http://www.milancasestudy.com/

Investor Return

Under the LLC Agreement, all distributions will be made in the following order of priority, after bank loans have been repaid:

   a.   First, the Available Cash shall be distributed to the Investor Members until they have received their Preferred Return for each quarter.

   b.   Second, the balance of the Available Cash, if any, shall be distributed to the Investor Members until they have received any shortfall in the Preferred Return for any prior quarter.

   c.   Third, the balance of the Available Cash, if any, shall be distributed to the Investor Members until they have received a full return of their Unreturned Investment.

   d.   Fourth, the balance of the Available Cash, if any, shall be distributed to the Investor Members until they have received an additional 4% Annual Return on their investment accrued over the lifetime of their investment.

Each Investor will receive an 8% preferred annual return on their investment, paid quarterly over the Project's life-time, in addition to another 4% annual return accrued and paid when the project is complete. While the estimated Project timeline is 18 months, it may take less or more time to complete. Investors will receive their preferred and accrued return from the date the funds are invested until the houses are sold and equity is repaid. If, for example funds are repaid after 14 months, the Investor will receive a preferred return of 8% plus an accrued return of 4% for the 14 month period only, after all loans and other expenses are paid. Doug and Christopher plan to purchase one of the homes at project completion, leaving only two for sale on the open market.

About the Finances

Total acquisition and development costs of approximately $4.155 million will be financed with an acquisition loan of approximately $229,472, construction financing of approximately $3.2 million, Sponsor equity of $172,916 and the equity raised through this offering. The Company expects to build and sell the the 3 houses within an 18 month period at which time all loans and equity will be repaid.

Each Investor will receive an 8% preferred annual return on their investment, paid quarterly over the Project's lifetime, in addition to another 4% annual return accrued and paid when the project is complete. While the estimated Project timeline is 18 months, it may take less or more time to complete. Investors will receive their preferred and accrued return from the date the funds are invested until the houses are sold and equity is repaid. If, for example funds are repaid after 14 months, the Investor will receive a preferred return of 8% plus an accrued return of 4% for the 14 month period only, after all loans and other expenses are paid. Doug and Christopher plan to purchase one of the homes at project completion, leaving only two for sale on the open market. (See "About Investor Return" for additional information.)

The anticipated sources and uses are as follows:

Anticipated Sources	
Sponsor equity	$172,916

Construction financing	$3,202,341
Acquisition financing	$229,472
Small Change investor equity	$550,000
Total Sources	**$4,154,729**
Anticipated Uses	
Land acquisition	$305,963
Acquisition fee, closing costs & taxes	$75,062
Predevelopment costs	$102,000
Hard costs	$2,904,050
Soft costs	$537,659
Interest reserve + debt	$154,150
Financing fees	$22,000
Preferred equity payments	$103,732
Vacancy expense	$0
Fees & interest covered by sales	($49,886)
Total Uses	**$4,154,729**

For an updated project budget see *Exhibit A: Project Numbers.*

§227.201(e) – Number of Employees

Company Instructions
This question asks only for the *number* of your employees, not their names.
- This information should be based on employees at the end of the fiscal year, not those you intend to hire.
- Include both full-time and part-time employees.
- Include only people who are W-2 employees for tax purposes. Don't include people who are 1099 independent contractors.

The Company currently has 0 employees.

§227.201(f) – Risks of Investing

Company Instructions
Include the required statements along with the Risk Disclosure submitted with Form C. You can omit risks that are no longer relevant and should add any new risks

Required Statements:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

§227.201(m) – Terms of the Securities

Company Instructions

This section should be the same as (m) Terms of Securities in Form C unless something has changed.

Overview

In its Regulation Crowdfunding offering, the Company sold "securities" in the form of limited liability company interests, which we refer to as "Investor Shares." Ownership of the Investor Shares is governed by the Limited Liability Company Agreement of the Company dated January 22, 2019 and any amendments to that agreement (whether adopted now or in the future), which are together referred to as the "LLC Agreement."

Your Right to Distributions

If the Company is profitable, it will make distributions to its owners from time to time. Under the LLC Agreement, the source of the distribution is immaterial. Instead, all distributions will be made in the following order of priority:

- First, the Available Cash shall be distributed to the Investor Members until they have received their Preferred Return for each quarter.
- Second, the balance of the Available Cash, if any, shall be distributed to the Investor Members until they have received any shortfall in the Preferred Return for any prior quarter.
- Third, the balance of the Available Cash, if any, shall be distributed to the Investor Members until they have received a full return of their Unreturned Investment.
- Fourth, the balance of the Available Cash, if any, shall be distributed to the Investor Members until they have received an additional 4% Annual Return on their investment accrued over the lifetime of their investment.

For any year that the Company realizes a taxable profit or gain, the Company will try to distribute at least enough money to you to pay any associated Federal and State income tax liabilities.

Obligation to Contribute Capital

You have no obligation to contribute more money to the Company, and you are not personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Voting Rights

Although you are an owner of the Company, you generally do not have the right to vote or otherwise participate in the management of the Company. Instead, the Manager controls all aspects of the Company's business. For all practical purposes you are a passive investor.

No Right to Transfer

Investor Shares are illiquid (meaning you might not be able to sell them) for four reasons:

- The LLC Agreement prohibits the sale or other transfer of Investor Shares without the Manager's consent.
- If you want to sell your Investor Shares the Manager has the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Investor Shares, as there would be for a publicly-traded stock.
- For a period of one year, you aren't allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

As a result, you should plan to hold your Investor Shares until the Company is dissolved.

Modification of Terms of Investor Shares

The terms of the Investor Shares may not be modified or amended.

Other Classes of Securities

As of now, the Company has only two classes of securities: Investor Shares and Sponsor Shares.

The Manager owns all the Sponsor Shares and, as such, has the right to receive the distributions described above.

Whereas the owners of the Investor Shares have no right to vote or otherwise participate in the management of the Company, the Manager has total control over all aspects of the Company and its business.

Dilution of Rights

Under the LLC Agreement, the Manager has the right to create additional classes of securities, including classes of securities with rights that are superior to those of the Investor Shares. For example, the

Manager could create a class of securities that has the right to vote and/or the right to receive distributions before the Investor Shares.

The Person Who Controls the Company

Doug Maxwell and Christopher Dierig own all of the interests in the Manager, and the Manager has complete control over the Company. Therefore, Mr. Maxwell and Mr. Dierig together effectively control the Company.

How the Manager's Exercise of Rights Could Affect You

- The Manager has full control over the company and the actions of the Manager could affect you in a number of different ways, including these:
- The Manager decides whether and when to sell the project, which affects when (if ever) you will get your money back. If the Manager sells the project "too soon," you could miss out on the opportunity for greater appreciation. If the Manager sells the project "too late," you could miss out on a favorable market.
- The Manager decides when to make distributions, and how much. You might want the Manager to distribute more money, but the Manager might decide to keep the money in reserve, or invest it into the project.
- The Manager could decide to hire himself or his relatives to perform services for the Company, and establish rates of compensation higher than fair market value.
- The Manager could decide to refinance the project. A refinancing could raise money to distribute, but it could also add risk to the project.
- The Manager decides on renting the project, including the terms of any lease.
- The Manager decides how much of its own time to invest in the project.
- The Manager could decide to raise more money from other investors, and could decide to give those investors a better deal.

How the Securities are Being Valued

The price of the Investor Shares was determined by the Manager based on the Manager's opinion about the value of the project.

The Manager doesn't expect there to be any reason to place a value on the Investor Shares in the future. If we had to place a value on the Investor Shares, it would be based on the amount of money the owners of the Investor Shares would receive when the project is sold.

Risks Associated with Minority Ownership

Owning a minority interest in a company comes with risks, including these:

- The risk that the person running the company will do a bad job.
- The risk that the person running the company will die, become ill, or just quit, leaving the company in limbo.

- The risk that your interests and the interests of the person running the company aren't really aligned.
- The risk that you'll be "stuck" in the company forever.
- The risks that the actions taken by the person running the company – including those listed above under "How the Manager's Exercise of Rights Could Affect You" – won't be to your liking or in your interest.

§227.201(p) – Indebtedness of the Company

Creditor	Amount	Interest rate	Maturity Date (due date)	Other Important Terms
Chase	$14,562.99	14.74%	NA	
Citibank	$3,139.00	0%	NA	
Discover	$5,816.72	20.49%	NA	
Wells Fargo	$1,004.36	0%	NA	
Farm Credit East	$829,673.79	4.0%	NA	

EXPLANATION: The indebtedness listed in that table is our "material" indebtedness, meaning indebtedness that is significant relative to the value of the Company as a whole at the end of the fiscal year. In addition to the indebtedness listed in the table, we also have miscellaneous "trade debt," meaning debt to trade creditors like landlords, lawyers, and accountants, of $0 in total.

§227.201(q) – Other Offerings of Securities within the Last Three Years

Company Instructions

If you've raised money from third parties, then you've conducted an offering of securities. This question asks for all such offerings within the last three years, as of the last day of your most recent fiscal year.
- Don't include money invested by the principals of the Company
- Don't include money you've borrowed from banks or other financial institutions
- Don't include credit card debt
- Third parties includes friends and family members
- Do include money you borrowed (not from banks or other financial institutions)

Date Offering Began	Offering Exemption	Type of Securities	Amount Sold	How the Money was Used

March 26, 2019	___ Rule 506(b) _X_ Rule 506(c) ___ Rule 504 ___ Other	___ Common Stock _X_ Preferred Stock ___ Debt ___ Convertible Note ___ Other	$94,000	The raised funds were used for property development including clearing for home sites, multiple driveway / road infrastructure completion, construction of a bridge, utilities and construction start up related expenses.

227.201(r) – Transactions Between the Company and "Insiders"

Company Instructions

- The term "transaction" means any business transaction, including stock purchases, salaries, property rentals, consulting arrangements, guaranties, etc.
- Include only transactions that occurred since the beginning of your most recent fiscal year and transactions that are currently planned.
- Include only transactions that involved an amount of money (or other value) greater than 5% of the total amount you raised in the Regulation Crowdfunding offering. For example, if you raised $600,000, include only transactions that involved more than $30,000 each.
- Include only transactions between the Company and:
    - Anyone listed in your answer to question 227.201(b); or
    - Anyone listed in your answer to question 227.201(c); or
    - If the Company was organized within the last three years, any promotor you've used; or
    - Any family member of any of those people, meaning a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent (meaning someone you live with and can't stand), sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships; or
    - Any corporation or other entity in which any of those people owns an interest.

Description of Transaction	Date of Transaction	Name of Insider	Relationship to Company	Value of Insider's Interest in Transaction
Architectural services	TBD	S3 Architecture LLC	Christopher Dierig, member of S3RD LLC, owner of S3 Architecture	$120,000
Interior design services	TBD	S3 Architecture LLC	See above	$20,000
Site supervision services	TBD	S3RD LLC	Manager	$60,000

227.201(s) – The Company's Financial Condition

Operations

During the most recent fiscal year, the Company completed pre-construction development efforts including the construction of driveways, roads, a bridge, utilities setup and related activities. The Company also has successfully sold one residence with a second pending. Marketing efforts continued for the remaining two residences.

Liquidity

The balance sheet attached reflects our cash on hand. See *Exhibit A: Financial Statements* attached.

Capital Resources

Our capital resources (our access to capital) consists of $170,194.

Changes and Trends

Since the date of our [original Form C, there have been no material changes in the financial condition or operations of the Company.

227.201(x) – Our Compliance with Reporting Obligations

EXPLANATION: This item requires a company to disclose whether it has ever failed to file the reports required by Regulation Crowdfunding.

The Company has never failed to file the reports required by Regulation Crowdfunding.

EXHIBIT A: FINANCIAL STATEMENTS

_9th_ day of _March_____, 2020

I, Doug Maxwell, certify that:

1. The financial statements of Brooklyn Heights Farm Residences, LLC included in this Form are true and complete in all material respects; and
2. Since Brooklyn Heights Farm Residences, LLC was formed in 2019, no tax returns have been filed to date.

By: **BROOKLYN HEIGHTS FARM RESIDENCES, LLC**

By _____

Doug Maxwell, Manager of S3RD LLC, the Managing Member

Type text here

Income Statement
Brooklyn Heights Farm Residences LLC
For the month ended 31 December 2019

YTD

Revenue	
Other Revenue	$15,000.00
Total Revenue	**$15,000.00**
Less Cost of Sales	
Cost of Construction	$242,343.62
Total Cost of Sales	**$242,343.62**
Gross Profit	**-$227,343.62**
Operating Income / (Loss)	**-$227,343.62**
Other Income and Expense	
Advertising	-$87.15
Bank Service Charges	-$164.00
Construction Supplies	-$817.90
Consulting & Accounting	-$1,150.00
Financing Fee	-$2,180.00
Fuel	-$46.33
Interest Expense	-$350.49
Legal Expenses	-$12,571.25
Meals	-$693.16
Office Expenses	-$5.00
Postage & Delivery	-$1.05
Professional Expenses	-$41,755.75
Rent	-$2,238.80
Software Expense	-$228.00
Staging Supplies	-$82.98
Travel	-$434.75
Uncategorized Expense	-$950.00
Total Other Income and Expense	**-$63,756.61**
Net Income / (Loss) before Tax	**-$291,100.23**
Net Income	**-$291,100.23**

Balance Sheet
Brooklyn Heights Farm Residences LLC
As at 31 December 2019

	31 Dec 2019
Assets	
Cash and Cash Equivalents	
Chase Checking x5869	$236,075.55
Chase Checking x8575	-$41,358.36
Total Cash and Cash Equivalents	**$194,717.19**
Property, Plant and Equipment	
Land Value	$2,050,000.00
Total Property, Plant and Equipment	**$2,050,000.00**
Total Assets	**$2,244,717.19**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Chase Credit Card x2574	$14,562.99
Citi Bank CCx5694	$3,139.00
Discover CC x5216	$5,816.72
Wells Fargo CC x5216	$1,004.36
Total Current Liabilities	**$24,523.07**
Non-Current Liabilities	
Farm Credit East Loan	$829,673.79
Total Non-Current Liabilities	**$829,673.79**
Total Liabilities	**$854,196.86**
Equity	
Current Year Earnings	-$291,100.23
From S3RD - Owners Contribution	$1,591,128.63
Preferred Equity Contribution	$142,182.99
Property Sale Deposit	$187,500.00
To S3RD - Owners Draw	-$239,191.06
Total Equity	**$1,390,520.33**
Total Liabilities and Equity	**$2,244,717.19**

Cash Summary
Brooklyn Heights Farm Residences LLC
For the month ended 31 December 2019
Excluding Sales Tax

	Dec 2019
Less Operating Expenses	
Bank Service Charges	$37.00
Cost of Construction	$47,374.79
Rent	$369.80
Total Operating Expenses	**$47,781.59**
Operating Surplus (Deficit)	**-$47,781.59**
Plus Non Operating Movements	
Farm Credit East Loan	$115,358.81
Total Non Operating Movements	**$115,358.81**
Plus Movements in Equity	
From S3RD - Owners Contribution	$150,500.00
Total Movements in Equity	**$150,500.00**
Sales Tax Movements	
Sales Tax Inputs	$0.00
Sales Tax Outputs	$0.00
Net Sales Tax Movements	**$0.00**
Net Cash Movement	**$218,077.22**
Summary	
Opening Balance	-$47,883.10
Plus Net Cash Movement	$218,077.22
Closing Balance	$170,194.12